Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (203) 373-2884
Jeffrey R. Immelt
Chairman and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: General Electric Company
  Definitive 14A
  Filed February 27, 2007
  File No. 001-00035

Dear Mr. Immelt:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 12

Implementing Our Objectives, page 13

Determining Compensation, page 13

1. You state that you do not adhere to "rigid formulas or necessarily react to short-term changes in business performance in determining the amount and mix of compensation elements." Please revise your disclosure to provide a more focused discussion of the policies governing the amount and allocation of compensation awards including current versus future awards and cash versus equity compensation. Your disclosure should analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced your decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

2. Your disclosure indicates that you consider competitive market compensation paid by other companies and the general views of your compensation consultant to determine executive compensation. Please give consideration to paragraph (b)(2)(xiv) of Item 402 of Regulation and provide appropriate disclosure that identifies the companies against which you benchmark compensation and specifies how each element of compensation relates to the data you have analyzed from comparator companies.

Role of MDCC and CEO, page 14

3. You indicate that the chief executive officer and the senior vice president, human resources, assist the committee in reaching compensation decisions with respect to named executives other than the CEO. Please revise your disclosure to further clarify the role of executive officers in this regard. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Elements Used to Achieve Compensation Objectives, page 15

4. Your disclosure indicates that cash bonuses and equity awards are based on an assessment of financial, strategic and operational performance measures, as well as each executive's performance against expectations. Please disclose the specific items of company performance considered and how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

5. To the extent you believe that disclosure of performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that it is appropriate to omit specific performance measures, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. General statements such as those appearing in fifth full paragraph of page 17 are not sufficient. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, we would expect to see appropriate disclosure that addresses the relationship between historical and future achievement.

6. You indicate in the first full paragraph of page 16 that the committee uses discretion in determining executive bonus awards. Please clarify whether discretion has been exercised by the committee either to award compensation absent attainment of the relevant performance objectives or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

Compensation for the Named Executive Officers in 2006, page 18

7. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

8. Please revise your disclosure regarding how you determined the amount of cash bonuses, LTPA awards, and restricted stock unit and stock option awards. We would expect to see a more focused discussion that sets forth the amount of compensation awarded and provides substantive analysis and insight into how the committee determined the specific payout amounts. Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element.

Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K addresses the specific factors considered by the committee in approving particular pieces of each named executive officers' compensation package and that it describes the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Potential Payments Upon Termination, page 31

9. You provide disclosure relating to the various post-employment termination benefits starting on page 31. In the compensation discussion and analysis, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the existing plans or arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Person Transactions, page 36

Review and Approval of Related Person Transactions, page 36

10. Please include a statement of whether or not your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) are in writing, and, if not, how such policies are evidenced.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel